UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Dated as of June 30, 2003



                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                                 UL. POLECZKI 13
                             02-822 WARSAW, POLAND

--------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                                                     Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1.   Press Release, dated June 2, 2003.

2.   Press Release, dated June 2, 2003.

3.   Press Release, dated June 4, 2003.

4.   Press Release, dated June 4, 2003.

5.   Press Release, dated June 5, 2003.

6.   Press Release, dated June 5, 2003.

7.   Press Release, dated June 5, 2003.

8.   Press Release, dated June 6, 2003.

9.   Press Release, dated June 6, 2003.

10.  Press Release, dated June 10, 2003.

11.  Press Release, dated June 12, 2003.

12.  Press Release, dated June 12, 2003.

13.  Press Release, dated June 13, 2003.

14.  Press Release, dated June 13, 2003.

15.  Press Release, dated June 13, 2003.

16.  Press Release, dated June 16, 2003.

17. Press Release, dated June 27, 2003 with additional information made available at Netia Holdings S.A.'s website regarding corporate governance rules.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


POLISH NATIONAL DEPOSITORY FOR SECURITIES ASSIMILATES NETIA'S SHARES
--------------------------------------------------------------------

WARSAW, Poland - June 2, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the management board of the Polish National Depository for Securities (the "Depository") decided to assimilate on June 6, 2003, Netia's shares indicated by a code No. PLNETIA00071 (series J and H shares) with Netia's shares indicated by a code No. PLNETIA00014 (series A through G shares). The assimilated shares will be assigned a code No. PLNETIA00014.

Staring June 6, 2003, all Netia's ordinary shares will be traded on the Warsaw Stock Exchange under the name "NETIA " and the symbol "NET".

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the

Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                      Contact:      Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


EUR 14.0 MILLION DEPOSIT TURNED OVER TO NETIA
---------------------------------------------

WARSAW, Poland - June 2, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that in accordance with a decision of the U.S. Bankruptcy Court for the Southern District of New York, the U.S. Bank N.A. has turned over to Netia EUR 14.0 million deposit. The deposited amount was to be turned over to Netia immediately following the completion of the final step of Netia's restructuring, which required the issuance of warrants to pre-restructuring shareholders of Netia. The warrants were made available to those shareholders on May 16, 2003.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the

Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:      Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


NETIA CONVENED ORDINARY SHAREHOLDERS' MEETING - DRAFT RESOLUTIONS
-----------------------------------------------------------------

WARSAW, Poland - June 4, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it intends to present for the shareholders' vote at Netia's ordinary shareholders' meeting to be held on June 12, 2003 resolutions concerning: (i) the approval of the management board's reports on Netia and the Netia group for 2002, the stand-alone financial statements of Netia and the consolidated financial statements of the Netia group for 2002; (ii) coverage of losses for 2002 and accumulated losses from previous periods; (iii) the acknowledgment and approval of the actions taken by members of the supervisory board in 2002; (iv) the acknowledgment and approval of the actions taken by members of the management board in 2002; (v) the amendments to the "Rules of Remunerating the Supervisory Board Members"; (vi) the remuneration for members of the Supervisory Board; and (vii) the authorization for the supervisory board to adopt the restated text of Netia's amended statute.

The full text of the proposed resolutions is available at Netia's website at www.investor.netia.pl.
----------------------

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:  Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350


NETIA INTRODUCES NEW TARIFF PLANS FOR FIXED-TO-MOBILE CALLS
-----------------------------------------------------------

WARSAW, Poland - June 4, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced the introduction of new tariff plans for fixed-to-mobile calls ("FtM"), effective July 1, 2003.

The changes apply to (i) all Netia tariff plans with per-second billing and (ii) connections made during peak hours within per-minute tariff plans, as follows:

------------------------------------------------------------------------------------------------------------------------------
        Tariff plans           Days & peak/off-peak hours    Current FtM prices [PLN/min]     FtM prices as of July 1, 2003
                                                                PLN net of VAT (gross)                  [PLN/min]
                                                                                                  PLN net of VAT (gross)
------------------------------------------------------------------------------------------------------------------------------
Per-second tariffs *          All days,                               1.20 (1.46)                      0.99 (1.21)
                              peak & off-peak hours
------------------------------------------------------------------------------------------------------------------------------
Per-minute tariffs**          Working days,                           1,20 (1.46)                      1.05 (1.28)
                              from 8 am to 6 pm
------------------------------------------------------------------------------------------------------------------------------



* Per-second tariffs include: "Effective" (analogue and ISDN lines) and "Professional" (Netia 1055) tariff plans. Additional connection charge of PLN 0.1 net (PLN 0.12 gross) should be added in these tariff plans.

** Per-minute tariffs include: "Relaxed", "Practical", "Chatty" (analogue lines), "Versatile", "Professional" (ISDN lines) and "Economic" (Netia
     1055) tariff plans.


The other pricing conditions of Netia's tariff plans remain unchanged.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:      Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


INFORMATION REGARDING THE HOLDER OF A MAJOR STAKE IN NETIA
----------------------------------------------------------

WARSAW, Poland - June 5, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that Netia has been notified that on June 4, 2003, the following subsidiaries of J.P Morgan Chase & Co., a Delaware company, jointly held 50,189,761 Netia's series H shares representing 14.59% of Netia's share capital and 14.59% of the total voting power at Netia's general meeting of shareholders. These subsidiaries acquired series H shares under the Netia's prospectus in the course of the recently completed restructuring. Neither J.P. Morgan Chase & Co. nor its subsidiaries have increased their stake in Netia's share capital since January 17, 2003, nor do any of the above-mentioned entities intend to do so in the future.

Currently, 14.59% of Netia's shares are held by the following:


--------------------------------------------------- --------------------------- -----------------------------------------------
                                                                                   Percentage of Netia's share capital and
                     Company                                                      percentage of voting power at the general
                                                    Number of series H shares              meeting of shareholders
--------------------------------------------------- --------------------------- -----------------------------------------------
J.P. Morgan Securities Ltd.                               16,928,299                                4.92%
--------------------------------------------------- --------------------------- -----------------------------------------------

J.P. Morgan Guaranty Trust Corporation                    32,117,376                                9.34%
--------------------------------------------------- --------------------------- -----------------------------------------------

J.P. Morgan Guaranty Trust Corporation                    1,144,086                                 0.33%
--------------------------------------------------- --------------------------- -----------------------------------------------


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


NETIA INTRODUCES FREE-PHONE ACCESS NUMBERS FOR DIAL-UP INTERNET CONNECTIONS
---------------------------------------------------------------------------

WARSAW, Poland - June 5, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced the introduction of free-phone access numbers ("0-800") for clients of the "Netia Callback" service, allowing the subscribers of other telecommunications operators to use Internet dial-up access offered by Netia on a call-back principle.

The introduction of free-phone access numbers will eliminate the cost of the initial connection to Netia's server, currently being paid by the users of the "Netia Callback" service according to their telecommunications operators' tariff plans. The client will be charged for the Internet connections in accordance with Netia's current rates.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the

Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:    Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


NETIA ACQUIRES SHARES IN ITS SUBSIDIARY
---------------------------------------

WARSAW, Poland - June 5, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its subsidiary, Netia Ventures Sp. z o.o., with its seat in Warsaw ("Netia Ventures"), has been registered by the relevant Polish court.

Netia acquired 100 Netia Ventures shares (with a par value of PLN 500 per share) constituting 100% of Netia Ventures' share capital and giving Netia 100% of the voting power at Netia Ventures' general meeting of shareholders. Netia financed the transaction from its own capital. The book value of Netia Ventures in Netia's accounts amounts to PLN 51,753.52. The acquisition will be treated as a long-term investment.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the

Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


INFORMATION ABOUT THE AQCUISITION OF SHARES AND SUBSCRIPTION WARRANTS OF NETIA
------------------------------------------------------------------------------
HOLDINGS S.A.
-------------

WARSAW, Poland - June 6, 2003 - Netia Holdings S.A. ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its management board was informed by Polish Enterprise Fund IV, L.P. (the "Shareholder") that as of June 6, 2003 the Shareholder held:

(a) 8,812,520 shares of Netia representing 2.16% of Netia's share capital, entitling it to 2.16% of the total number of votes at the general meeting of shareholders of the Company, and

(b) 5,650,000 two-year subscription warrants and 5,650,000 three-year subscription warrants, entitling it to acquire an aggregate of 11,300,000 of series J shares of Netia.

The Shareholder informed the Company that upon conversion of all of its subscription warrants into series J shares it would hold the shares which would entitle it to approximately 4.93% of the total number of votes at the general meeting of shareholders and represent approximately 4.93% of Netia's share capital. The voting and share capital percentages indicated by the Shareholder were calculated assuming that all subscription warrants issued by Netia will be exercised and exchanged for 64,848,442 series J shares.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the

Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


INFORMATION ABOUT THE TRANSFER OF SHARES AND SUBSCRIPTION WARRANTS OF NETIA
---------------------------------------------------------------------------
HOLDINGS S.A.
-------------

WARSAW, Poland - June 6, 2003 - Netia Holdings S.A. ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on June 6, 2003, its management board was informed by TeliaSonera AB (the "Shareholder") that as a result of the Company allocating subscription warrants, as of May 16, 2003, the Shareholder held, either directly or indirectly:

(c) 15,101,355 shares of Netia representing approximately 4.39% of Netia's share capital, entitling it to approximately 4.39% of the total number of votes at the general meeting of shareholders of the Company, and

(d) 15,650,266 two-year subscription warrants and 15,650,266 three-year subscription warrants of the Company, entitling it to acquire an aggregate of 31,300,532 series J shares of Netia.

The Shareholder informed the Company that upon conversion of all of its subscription warrants into series J shares, the Shareholder would hold either directly or indirectly 46,401,881 shares of Netia, which would entitle it to approximately 11.35% of the total number of votes at the general meeting of shareholders and represent approximately 11.35% of Netia's share capital. The voting and share capital percentages indicated by the Shareholder were calculated assuming that all subscription warrants issued by Netia will be exercised and exchanged for 64,848,442 series J shares.

Further, the Shareholder informed the Company that as of June 6, 2003 it held, either directly or indirectly:

(a) 6,288,835 shares of Netia representing approximately 1.83% of Netia's share capital, entitling it to approximately 1.83% of the total number of votes at the general meeting of shareholders, and

(b) 10,000,266 two-year subscription warrants and 10,000,266 three-year subscription warrants of the Company, entitling it to acquire the aggregate of 20,000,532 of series J shares of Netia.

The Shareholder informed the Company that upon conversion of all of its subscription warrants into series J shares, it would hold, either directly or indirectly, 26,289,367 shares of Netia, which would entitle it to approximately 6.43% of the total number of votes at the general meeting of shareholders and represent approximately 6.43% of Netia's share capital. The voting and share capital percentages indicated by the Shareholder were calculated assuming that all subscription warrants issued by Netia will be exercised and exchanged for 64,848,442 series J shares.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      ###

FOR IMMEDIATE RELEASE
---------------------


                                          CONTACT:   ANNA KUCHNIO (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     ABBAS QASIM
                                                     TAYLOR RAFFERTY, NEW YORK
                                                     +1-212-889-4350


CAPITAL INCREASE OF NETIA HOLDINGS S.A. IN CONNECTION WITH THE EXERCISE OF
--------------------------------------------------------------------------
WARRANTS
--------

WARSAW, Poland - June 10, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on June 10, 2003, it issued 97,550 series J shares at an issue price of PLN 2.53 per share upon the exercise of 49,875 two-year subscription warrants and 47,675 three-year subscription warrants by their holders. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia, i.e., code No. PLNETIA00014.

As a result of this issuance of these shares there are currently:

(e) 32,374,346 two-year subscription warrants traded on WSE under the ticker "NETPPO2", entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(f) 32,376,546 three-year subscription warrants traded on WSE under the ticker "NETPPO3" entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

Following the issuance of these shares Netia's issued and outstanding share capital equals PLN 344,142,762 and is divided into 344,142,762 shares, PLN 1 par value per share. All outstanding shares give rise to 344,142,762 votes at Netia's general meeting of shareholders. The relevant motion for the registration of the share capital increase by the Polish court will be filed by Netia by July 7, 2003.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

Under Polish law, Netia is required to report in Poland its share capital increase each time the subscription warrants are exercised. For the purpose of U.S. reporting, Netia will announce the share capital increases, if any, in the form of a press release once a month. Current information on Netia's share capital will be updated each time any warrants are exercised at Netia's website at www.investor.netia.pl.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


NETIA HOLDINGS S.A. HOLDS ORDINARY SHAREHOLDERS' MEETING
--------------------------------------------------------

WARSAW, Poland. - June 12, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that its ordinary shareholders' meeting held on June 12, 2003 adopted resolutions concerning: (i) the approval of the management board's reports on Netia and the Netia group for 2002, the stand-alone financial statements of Netia and the consolidated financial statements of the Netia group for 2002; (ii) coverage of losses for 2002 and accumulated losses from previous periods from Netia's other reserve capital and share premium; (iii) the acknowledgment and approval of the actions taken by members of the supervisory board in 2002; (iv) the acknowledgment and approval of the actions taken by members of the management board in 2002, except for proposed resolutions concerning two former members of Netia's management board, which were not adopted by the general shareholders meeting; (v) the amendments to the "Rules of Remunerating the Supervisory Board Members"; (vi) the remuneration for members of the supervisory board (the Chairman of Netia's supervisory board gave up his right to receive remuneration prospectively); (vii) the change of the Netia's name to "Netia S.A.", and (viii) non-material amendment of par. 5 of Netia's statute.

The full text of the adopted resolutions will be available at Netia's website at www.investor.netia.pl.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the

Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


CHANGES WITHIN NETIA'S MANAGEMENT BOARD
---------------------------------------

WARSAW, Poland - June 12, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that Mr. Mariusz Piwowarczyk resigned from his position as a member of Netia's management board as of June 11, 2003. The Supervisory Board and the Management Board of Netia Holdings S.A. thanked Mr. Mariusz Piwowarczyk for his major contributions to the management of Netia and, particularly, for supervising and coordinating Netia's activities with regard to operating and maintaining its telecommunications infrastructure.

At the same time, Netia's Supervisory Board appointed Mr. Paul Kearney as member of the Management Board and Chief Technology Officer, effective as of June 12, 2003.

The professional career of Mr. Kearney's, age 40, includes 15 years of experience in various managerial positions with telecommunications companies worldwide. Prior to joining Netia, he held the position of Vice President, Customer Engineering at QuantumBEAM, UK. Prior to that, Mr. Kearney worked for, among others, the following companies: Alua, Spain, as Chief Technology Officer and Deputy Chief Operating Officer (2000-2002); BT Spain as Technology Director (1998-2000) and Network Engineering Manager (1994-1998); Cray Communications Spain (1991-1994); and Telefonica Sistemas (1990-1991).

Mr. Kearney graduated from University College London, UK, with a Masters of Science degree in Telecommunications Business. He also holds a Diploma in Engineering from Dundalk Institute of Technology. Mr. Kearney does not conduct directly or through legal entities any activities that would compete with the activities of Netia or its subsidiaries.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                           Contact:   Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                      - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350


NETIA SELLS ITS HOLDINGS IN NON-OPERATIVE TELECOM COMPANIES
-----------------------------------------------------------

WARSAW, Poland - June 13, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that in connection with the process of internal consolidation of the Netia group companies, Netia sold to Fiducia Investment Sp. z o.o. with its seat in Warsaw (the "Purchaser") the following holdings in certain non-operating companies (the "Companies") pursuant to separate share purchase agreements, all dated June 13, 2003:

(i) 200 shares, PLN 90 par value per share, of Telekom Zambrow Sp. z o.o. with its seat in Zambrow ("Zambrow"), constituting 100% of Zambrow's share capital and 100% of the voting power at Zambrow's general meeting of shareholders. The total value of the transaction equals PLN 17,000;

(ii) 100,000 shares, PLN 1 par value per share, of Kabel Media S.A., a company in liquidation, with its seat in Warsaw ("Kabel Media"), constituting 100% of Kabel Media's share capital and 100% of the voting power at Kabel Media's general meeting of shareholders. The total value of the transaction equals PLN 100;

 (iii) 91 shares, PLN 50 par value per share, of Tel-Sil Sp. z o.o. with its seat in Wroclaw ("Tel-Sil"), constituting 91% of Tel-Sil's share capital and 91% of the voting power at Tel-Sil's general meeting of shareholders. The total value of the transaction equals PLN 100;

(iv) 143 shares, PLN 700 par value per share, of Telzut Sp. z o.o., a company in liquidation, with its seat in Hrubieszow ("Telzut"), constituting 75% of Telzut's share capital and 75% of the voting power at Telzut's general meeting of shareholders. The total value of the transaction equals PLN 100;

(v) 9,960 shares, PLN 10 par value per share, of Polska Siec Telefonii Komorkowej S.A., a company in liquidation, with its seat in Warsaw ("PSTK"), constituting 96,6% of PSTK's share capital and 96,6% of the voting power at PSTK's general meeting of shareholders. The total value of the transaction equals PLN 100; and

(vi) 1,250 shares, PLN 20 par value per share, of Torotel Sp. z o.o. with its seat in Warsaw ("Torotel"), constituting 100% of Torotel's share capital and 100% of the voting power at Torotel's general meeting of shareholders. The total value of the transaction equals PLN 100.

None of the Companies conducted any telecommunications activities and neither Netia nor any of its affiliates is affiliated with the Purchaser.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


INFORMATION ON ACQUISITION OF MATERIAL SHARE PACKAGES
-----------------------------------------------------

WARSAW, Poland - June 13, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that in connection with the process of internal consolidation of the Netia group companies and in order to simplify its capital structure, on June 13, 2003 the Company entered into share purchase agreements with its subsidiaries as a consequence of which it acquired the shares of the following companies, previously its direct subsidiaries:


1.   Netia Telekom Kalisz S.A. ("Telekom Kalisz") with its registered seat in
     Warsaw

     31,303 registered shares of PLN 50 nominal value each, constituting approximately 99.99% of the share capital of Telekom Kalisz and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Kalisz. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

2. Netia Telekom Mazowsze S.A. ("Telekom Mazowsze") with its registered seat in Warsaw

     1,900 registered shares of PLN 500 nominal value each, constituting approximately 99.99% of the share capital of Telekom Mazowsze and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Mazowsze. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

3.   Netia Telekom Lublin S.A. ("Telekom Lublin") with its registered seat in
     Warsaw

     2,383 registered shares of PLN 400 nominal value each, constituting approximately 99.99% of the share capital of Telekom Lublin and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Lublin. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

4.   Netia Telekom Modlin S.A. ("Telekom Modlin") with its registered seat in
     Warsaw

     1,499 registered shares of PLN 100 nominal value each, constituting approximately 99.99% of the share capital of Telekom Modlin and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Modlin. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

5. Netia Telekom Ostrowiec S.A. ("Telekom Ostrowiec") with its registered seat in Warsaw

     9,649 registered shares of PLN 100 nominal value each, constituting approximately 99.99% of the share capital of Telekom Ostrowiec and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Ostrowiec. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

6. Netia Telekom aewidnik S.A. ("Telekom aewidnik") with its registered seat in Warsaw

     63,999 registered shares of PLN 50 nominal value each, constituting approximately 99.99% of the share capital of Telekom aewidnik and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom aewidnik. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

7.   Netia Telekom Torun S.A. ("Telekom Torun") with its registered seat in
     Warsaw

     41,872 registered shares of PLN 50 nominal value each, constituting approximately 99.99% of the share capital of the above company and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Torun. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

8. Netia Telekom Warszawa S.A. ("Telekom Warszawa") with its registered seat in Warsaw

     9,999 registered shares of PLN 50 nominal value each, constituting approximately 99.99% of the share capital of Telekom Warszawa and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Warszawa. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

9. Netia Telekom W(3)oc(3)awek S.A. ("Telekom W(3)oc(3)awek") with its registered seat in Warsaw

     1,039 registered shares of PLN 100 nominal value each, constituting approximately 99.99% of the share capital of Telekom W(3)oc(3)awek and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom W(3)oc(3)awek. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

10. Netia Telekom Pi(3)a Sp. z o.o. ("Telekom Pi(3)a") with its registered seat in Warsaw

     41,009 registered shares of PLN 50 nominal value each, constituting approximately 99.99% of the share capital of Telekom Pi(3)a and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Pi(3)a. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

11.  Netia Network S.A. ("Netia Network") with its registered seat in Warsaw

(i) 99,999 registered shares of PLN 1 nominal value each, constituting approximately 99.999% of the share capital of Netia Network and a right to approximately 99.999% of votes at the general meeting of shareholders of Netia Network. The total purchase price was PLN 1. The selling entity was Netia Telekom S.A., a single shareholder subsidiary of Netia;

(ii) 1 registered share of PLN 1 nominal value, constituting approximately 0.001% of the share capital of the above company and a right to approximately 0.001% of votes at the general meeting of shareholders of Netia Network. The total purchase price was PLN 1. The selling entity was Telekom Pi(3)a;

12. Netia Telekom Silesia S.A. ("Telekom Silesia") with its registered seat in Warsaw

     326,999 registered shares of PLN 25 nominal value each, constituting approximately 99.99% of the share capital of Telekom Silesia and a right to approximately 99.99% of votes at the general meeting of shareholders of Telekom Silesia. The total purchase price was PLN 1. The selling entity was Netia South Sp. z o.o., a single shareholder subsidiary of Netia;

13. Telekom Building Sp. z o.o. ("Telekom Building") with its registered seat in Warsaw

(i) 49 shares of PLN 100 nominal value each, constituting 49% of the share capital of Telekom Building and a right to 75% of votes at the meeting of shareholders of Telekom Building. The total purchase price was PLN 1. The selling entity was Telekom Silesia;

(ii) 51 shares constituting 51% of the share capital of Telekom Building and a right to 25% of votes at the general meeting of shareholders of Telekom Buuilding. The total purchase price was PLN 1. The seller was Mr. Piotr Ermel, a Netia employee;

14.  Optimus Inwest S.A. ("Optimus") with its registered seat in Warsaw

     100,000 registered shares and 4 bearer shares of PLN 10 nominal value each, constituting 100% of the share capital of Optimus and a right to 100% of votes at the general meeting of shareholders of Optimus. The total purchase price was PLN 1. The selling entity was Netia South Sp. z o.o., a single shareholder subsidiary of Netia;

15.  Netia Telekom Telmedia S.A. ("Telmedia") with its registered seat in Warsaw

     999,999 registered shares of PLN 1 nominal value each, constituting approximately 99.99% of the share capital of Telmedia and a right to approximately 99.99% of votes at its general meeting of shareholders. The total purchase price was PLN 1. The selling entity was Optimus;

16.  Netia 1 Sp. z o.o. ("Netia 1") with its registered seat in Warsaw

(i) 18,714 shares of PLN 100 nominal value each, constituting 1.5% of the share capital of Netia 1 and a right to 1.5% of votes at the meeting of shareholders of Netia 1. The total purchase price was PLN 74,856. The selling entity was Telekom Kalisz;

(ii) 62,380 shares of PLN 100 nominal value each, constituting 5% of the share capital of Netia 1 and a right to 5% of votes at the meeting of shareholders of Netia 1. The total purchase price was PLN 249,520. The selling entity was Netia Network;

(iii) 18,714 shares of PLN 100 nominal value each, constituting 1.5% of the share capital of Netia 1 and a right to 1.5% of votes at the meeting of shareholders of Netia 1. The total purchase price was PLN 74,856. The selling entity was Telekom Silesia;

(iv) 18,714 shares of PLN 100 nominal value each, constituting 1.5% of the share capital of Netia 1 and a right to 1.5% of votes at the meeting of shareholders of Netia 1. The total purchase price was PLN 74,856. The selling entity was Telekom Telmedia;

(v) 18,714 shares of PLN 100 nominal value each, constituting 1.5% of the share capital of Netia 1 and a right to 1.5% of votes at the meeting of shareholders of Netia 1. The total purchase price was PLN 74,856. The selling entity was Telekom Warszawa;

(vi) 18,714 shares of PLN 100 nominal value each, constituting 1.5% of the share capital of Netia 1 and a right to 1.5% of votes at the meeting of shareholders of Netia 1. The total purchase price was PLN 74,856. The selling entity was Telekom W(3)oc(3)awek;

Prior to the above transactions, the Company had been exercising, directly or indirectly through its subsidiaries, 100% of the votes at the general meetings of shareholders or the meetings of shareholders of all the companies in which it acquired shares as discussed above. As a result of the above transactions Netia became the sole shareholder and a direct holder of the following number of votes at the general meetings of shareholders or the meetings of shareholders of each of the companies:


Subsidiary                          number of votes         % of votes
--------------------------------------------------------------------------------
Netia Network                               100,000          100%
Telekom Telmedia                          5,000,000          100%
Telekom Building                                100          100%
Telekom Torun                                41,873          100%
Telekom Kalisz                               31,304          100%
Telekom Modlin                                1,500          100%
Telekom Mazowsze                              1,901          100%
Telekom Ostrowiec                             9,650          100%
Telekomaewidnik                              64,000          100%
Telekom Lublin                                2,384          100%
Telekom W(3)oc(3)awek                         1,040          100%
Telekom Warszawa                             10,000          100%
Telekom Pi(3)a Sp. z o.o.                    41,010          100%
Netia 1                                   1,247,600          100%
Telekom Silesia S.A.                        327,000          100%
Optimus                                     500,004          100%


Netia's management board advises further that (i) Netia used its own cash resources to pay the purchase prices in the above transactions; (ii) in all of the above transactions, except for agreements relating to Netia 1 shares, the shares which were purchased constituted more than 20% of the share capital of specific companies; and (iii) all the companies the shares of which were purchased, except for Telekom Building and Optimus, conduct telecommunication activities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the

Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


NETIA'S SEIZURE OF MILLENNIM COMMUNICATIONS S.A.'S SHARES IN ITS SUBSIDIARY
---------------------------------------------------------------------------

WARSAW, Poland - June 13, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that in accordance with the ruling of the District Court in Warsaw dated May 8, 2003, Netia seized 100% of shares held by Millennium Communications S.A. in Genesis Sp. z o.o. with its seat in Warsaw, the subsidiary of Millennium Communications S.A., for the purpose of securing Netia's claims related to the repayment of a loan granted by Netia to Millennium Communications S.A. in 2000.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the

Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:    Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


SHARE OPTIONS GRANTED UNDER A KEY EMPLOYEE STOCK OPTION PLAN
------------------------------------------------------------

WARSAW, Poland - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed line telecommunications services today announced that on June 12, 2003 its Supervisory Board granted Options to Mr. Paul Kearney, the new member of Netia's Management Board appointed on the same date. Paul Kearney obtained Options representing 0,3 % of Netia's share capital on a fully diluted basis. The Supervisory Board established the strike price for the share option in the amount of 3.12 PLN. These Options will expire on December 20, 2007.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the

Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

NETIA'S ANNOUNCEMENT WITH REGARD TO THE CORPORATE GOVERNANCE RULES ADOPTED BY
-----------------------------------------------------------------------------
THE WARSAW STOCK EXCHANGE
-------------------------

WARSAW, Poland - June 27, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced its position regarding the corporate governance rules adopted by the supervisory and management boards of the Warsaw Stock Exchange ("WSE") in 2002, as amended (the "Best Corporate Practices").

As requested by the WSE, all WSE-listed companies were obliged to declare their intentions to comply with the Best Corporate Practices or explain the reasons for noncompliance (except for the first five rules, for which an explanation was not required). Below, Netia presents its general position with regard to its intention to comply with the Best Corporate Practices. Netia's position with respect to each rule of the Best Corporate Practices will be presented on Netia's web site at www.investor.netia.pl.

Netia complies and will continue to comply with its obligations with respect to corporate governance rules under applicable laws of the United States of America.

Netia's management board fully accepts and shares the ideas on which the WSE's Best Corporate Practices are based. In the management board's opinion, the general concepts and objectives presented therein are worthy of full approval and support, both ethically and in the interests of good commercial practices. Netia's management board acts in the spirit of those ideas, which are important factors in all of Netia's corporate decisions. The management board also appreciates the long-term effort of WSE's Committee and the Best Practices Board to implement the best practices in corporate governance and believes that their hard work will foster positive attitudes in the operations of both companies and investors.

However, in the Netia management board's opinion, codifying those ideas in the terms of the Best Corporate Practices results in a shift from rules that previously functioned as ethical principles to those that assume the form of quasi-legal standards: a written collection of instructions and prohibitions relating to specific actions by corporate governing bodies. The now institutional character of relevant ideas connected with the duty to publicly inform of acceptance or breach, if any, thereof, imposes the duty of exercising the highest diligence in taking decisions as to their implementation in the form of the company's formal operating rules.

Netia's management board believes that it is difficult to make simple "yes" or "no" declarations regards to its intention to comply with certain principles contained in the Best Corporate Practices. No alternative way of presenting the company's position with respect to specific rules has been allowed.

The generality of the proposed Best Corporate Practices (fully understandable in case of ethical principles, but difficult to accept in case of norms imposing specific duties or forming specific prohibitions) allows for numerous interpretations with regards to specific factual circumstances. Such generality may result in ambiguities whether specific actions or omissions on the part of the company's governing bodies are a violation of a specific practices or not and, consequently, if there is an obligation to inform of a violation of a previously adopted practice.

It should be noted further that apart from the management board and its members, also other company's bodies and members thereof (e.g. the supervisory board and members thereof) as well as third parties with no formal relations with the company (e.g. chairman of a general meeting) are the addressees of the majority of the Best Corporate Practices. By accepting those practices the management board would consciously assume an obligation the compliance with which is beyond its control. Furthermore, without having information on breaches of those practices (as they apply to actions of the company's other governing bodies or individual members thereof), if any, the management board could not comply with its obligation to advise the public of any such breaches.

Consequently, although Netia's management board fully accepts the idea and the objectives of the Best Corporate Practices, and follows the spirit thereof in its daily operations, it cannot implement, as discussed above, some of those practices in the form of institutionalised rules of the company's operations.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the

Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

The following document presents Netia's position with respect to each of the proposed rules in the Best Corporate Practices.

                                  GENERAL RULES
                                  -------------

I          OBJECTIVE OF THE COMPANY
-----------------------------------
The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase to value of the assets entrusted by its shareholders, with consolidation to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.

ACCEPTS

II         MAJORITY RULE AND PROTECTION OF MINORITY
---------------------------------------------------
A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule and the primacy of majority over minority. A shareholder who contributed bigger consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.

NOT ABLE TO ACCEPT

III        HONEST INTENTIONS AND NO-ABUSE OF RIGHTS
---------------------------------------------------
The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants. NOT ABLE TO ACCEPT

IV         COURT  CONTROL
-------------------------
The company's authorities and persons chairing a general meeting cannot decide on issues witch should be resolved by court judgments. This does not apply to activities, which are within the powers of the company's authorities and persons chairing general meetings or which they are obliged to undertake by force of law.

NOT ABLE TO ACCEPT

V          INDEPENDENT OPINIONS ORDERED BY THE COMPANY
------------------------------------------------------
When choosing an entity which is to provide expert service, including, in particular, the service of an expert auditor, financial and tax advisory service, as well as legal service, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.

ACCEPTS

                       GOOD PRACTICES FOR GENERAL MEETINGS
                       -----------------------------------

1 A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.

ACCEPTS

2 A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.

NOT ABLE TO ACCEPT

The Company deems it a good practice to impose the obligation to provide shareholders with as broad a scope of information as possible regarding the reasons for convening the general meeting and regarding matters which are placed on the agenda. However, it appears that accepting the obligation to abide by this rule gives raise to some doubts. Those affected by this rule include all entities which are entitled to demand that a general meeting be convened. The Company is reluctant to take the risk associated with having the entitled entities observe this rule. It also seems that the proposed obligation is difficult to reconcile with the Commercial Companies Code (the "CCC"), which does not require a shareholder's request to convene a general meeting to be accompanied by a relevant justification in order to be valid. In view of the fact that pursuant to the guidelines of the Warsaw Stock Exchange (Gie(3)da Papierow Wartooeciowych S.A.) the rule cannot be adopted only in part, which is why the Company resolves to reject this rule in its entirety

3 The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date, which will allow the general meeting to settle the issues placed on its agenda.

ACCEPTS

4 A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, ever if the proposed agenda does not change.

ACCEPTS

5 In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity prima facie raises doubt of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.

NOT ABLE TO ACCEPT

The right to participate in a general meeting and voting rights are among a shareholder's basic rights, which, in turn, enable such shareholder to properly exercise its economic rights, such as the right to receive a dividend, as well as allowing the shareholder in question to influence, to a certain extent, the management of the Company's affairs (e.g. the appointment of the supervisory board members, who, in turn, elect the management board members). In view of the foregoing, it would be beneficial to lift all avoidable restrictions which limit a shareholder's ability to exercise their corporate rights. Significantly, certain parts of the rule are in fact more restrictive than the provisions of law now in effect. For example, it is questionable whether or not it is admissible to demand that a shareholder's representative present additional confirmation of its right to participate in the general meeting if "the authenticity or prima facie validity of the document is questioned by the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting". If the rule were to be adopted in its present wording, some participants of a general meeting could invoke the rule and demand that the shareholder in question is not allowed to participate in the general meeting. The Company takes the view that any restrictions that are imposed in this respect should directly and exclusively follow from the mandatory provisions of law.

6 The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.

NOT ABLE TO ACCEPT

The CCC does not expressly provide for adoption of the general meeting by-laws, unlike the management board and supervisory board by-laws, which are expressly permitted under Art. 371 ss. 6 and 391ss.3 of the CCC, respectively. It could be concluded that the statue is the only intra-corporate document which may regulate the shareholders' rights and obligations. This conclusion is supported by a number of substantial arguments. Under the CCC provisions concerning the shareholders' rights and obligations, the statute is the sole corporate document designated to regulate the shareholders' rights and obligations while remaining effective vis-a-vis the company. Furthermore, Art. 304 of the CCC expressly stipulates the statute's contents and scope of application, which indirectly excludes the establishing of other intra-corporate documents regulating the shareholders' rights and obligations. This may be justified by the fact that because the only intra-corporate document effective vis-a-vis the company is so extensively restricted, excluding the possibility of establishing other intra-corporate documents concerning the shareholders' rights and obligations would be logical. Notably, the statute of a joint-stock company is a document which is subject to court control. All changes to the statute require a qualified majority of in-favour votes, which, from the formal point of view, ensures appropriate protection of particular shareholders' rights. The Company does not wish to risk applying a rule which is merely an interpretation of the law. In view of the foregoing, the Company declines to adopt this rule.

7 A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.

NOT ABLE TO ACCEPT

The Company is against adopting this rule because it would be impossible to implement. Nevertheless, the Company does not deny that this rule constitutes a good corporate practice.

8 The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.

NOT ABLE TO ACCEPT

It appears that the obligation to abide by this rule is imposed on the chairman of the general meeting instead of the Company. In view of the fact that the chairman is elected by the shareholders and in some cases, such as when the chairman is designated by the court, even the majority of a company's shareholders may be unable to exert influence on who is elected chairman, adopting this rule might expose the Company to a risk that persons beyond the Company's control might not observe the rule.

9 A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at an annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat.

NOT ABLE TO ACCEPT

It should be emphasized that the Company deems this rule to be a good practice. However, the Company will not be in a position to covenant that this rule will be meticulously observed.

10 Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.

NOT ABLE TO ACCEPT

It should be emphasized that the Company deems to be good practice a rule whereby the shareholders are informed to the fullest extent possible, of the way the Company's affairs are managed. However, it seems that the information requirements connected with the questions asked at general meetings are exhaustively regulated by the CCC. Clearly, the extent to which such requirements may be fulfilled is limited by securities trading regulations, which is why the Company cannot adopt a rule which would significantly deprive the management board of the influence over how the Company implements its disclosure requirements and its information policy.

11 All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot by provided otherwise.

NOT ABLE TO ACCEPT

The comments to point 10 above apply accordingly.

12 Short breaks in the session which do not defer the session ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.

NOT ABLE TO ACCEPT

The CCC does not provide for any short breaks in the session ordered by the chairman but only permits breaks approved by the general meeting by a two-thirds majority of votes. The Company does not wish to risk adopting a rule which is merely an interpretation of the law. In view of the foregoing, the Company declines to adopt this rule.

13 Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions, which may have impact on the exercise by the shareholders of their rights.

NOT ABLE TO ACCEPT

The CCC does not contain any definitions of organizational matters and notably, this issue is a much-disputed one among legal commentators. The Company does not wish to risk adopting a rule which is merely an interpretation of the law.

14 A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The general meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.

NOT ABLE TO ACCEPT

It seems that in its present wording, this rule could expose the Company to certain adverse consequences connected with the risk of adopting a rule which is an interpretation of law, as well as increasing the risk of general meeting resolutions being challenged after their adoption. In some cases, removing an item from the agenda may be impossible to reconcile with protecting the interests of certain shareholders or shareholder groups. In view of the foregoing, the Company declines to adopt this rule.

15 A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.

NOT ABLE TO ACCEPT

The Company deems a rule providing for the possibility to record the justification of an objection in the minutes of the general meeting to be a good and just practice. It seems, however, that the entity obliged to abide by the rule is in fact the notary recording the minutes of the general meeting. The company does not wish to expose itself to a potential risk that a person beyond its control will not observe the rule.

16 Due to the fact that the code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.

NOT ABLE TO ACCEPT

The Company deems this rule to be a good corporate practice. However, the entities obliged to abide by the rule are in fact the Company's shareholders and the chairman of the general meeting. The Company does not wish to expose itself to a potential risk that persons who are beyond its control will not observe the rule.

17 At the request of a participant in the general meeting, his written statement is recorded in the minutes.

NOT ABLE TO ACCEPT

The comments to point 15 above apply accordingly.


                        SUPERVISORY BOARD GOOD PRACTICES
                        --------------------------------

18 The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual general meeting.

NOT ABLE TO ACCEPT

The CCC requires the supervisory board to submit reports on the results of their evaluation of the company's financial statements. The requirement to prepare the reports on the Company's standing does not appear to be sufficiently concise considering the Company's supervisory board's existing duties.

19 A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.

NOT ABLE TO ACCEPT

The Company deems a rule providing for the appointed supervisory board members to be properly educated and experienced, etc., to be a good corporate practice. It seems, however, that such criteria for appointing supervisory board members may be subject to broad interpretation. Therefore, the Company could be risking potential unfounded objections as to its compliance with this rule. Furthermore, it seems that in view of the fact that the supervisory board, statutorily vested with the right and obligation to exercise permanent supervision of the Company, is appointed by the shareholders, it does not seem proper for the management board to evaluate whether or not the appointed supervisory board members fulfill the suggested criteria. If this rule were to be adopted, a potential rift could take place between the management board and the supervisory board or the particular respective members of the same. Moreover, the Company may not be in the position to guarantee that, in the future, shareholders casting their votes at the general meeting will at all times elect supervisory board members that meet the proposed criteria.

20         a)  At least one-half of the supervisory board members should be independent members. Independent members of the supervisory board should not have any relations with the company and its shareholders or employees, which relations could have significant impact on the ability of the independent member to make impartial decisions.

          b) Detailed criteria of independence should be laid down in the statutes of the company.

          c) Without consent of at least one independent member of the supervisory board, no resolutions should be adopted on the following issues:

          d) performances of any kind by the company and any entities associated with the company in favor of members of the management board;

          e) consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and with their associated entities; and

          f) appointment of an expert auditor to audit the financial statements of the company.

The above rule may be implemented by the company on a date different than that for the remaining rules of the set, but no later than by the end of 2004.

NOTABLE TO ACCEPT

The Company concurs that some supervisory board members should be independent members. The Company's practice reflects this as the current supervisory board is mainly composed of independent members. The Company's statute stipulates that at least two supervisory board members should be independent members. It should be pointed out that supervisory board members are appointed by the general meeting so it is the general meeting that is affected by this rule. The Company may not be in the position to guarantee that in the future, shareholders casting their votes at the general meeting will at all times elect supervisory board members out of whom the majority are independent members. Pursuant to the guidelines of the Warsaw Stock Exchange (Gie(3)da Papierow Wartooeciowych S.A.) the rule cannot be adopted only in part, which is why the Company resolves to reject this rule in its entirety.

21 A supervisory board member should, most of all, bear in mind the interests of the company.

NOT ABLE TO ACCEPT

The Company deems it a good corporate practice for supervisory board members to be obliged to bear in mind the interests of the Company. However, it does not appear to be possible for the Company to institutionally verify the motives of supervisory board members. Furthermore, implementing this rule could lead to disputes as to the interpretation of the term ,,the Company's interests", which could expose the Company to unjustified charges that it has failed to observe this rule. Moreover, because the supervisory board, which is statutorily vested with the right and obligation to exercise permanent supervision of the Company, is appointed by the shareholders, having the management board evaluate whether or not the appointed supervisory board members observe the suggested criteria would seem improper. If this rule were to be adopted, a potential rift could take place between the management board and the supervisory board or the particular respective members of the same.

22 Member of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.

NOT ABLE TOACCEPT

It seems that this rule is an attempt to interpret the law. Under the provisions of the CCC, the supervisory board exercises continuous supervision of a wide range of Company operations. The Company is not is a position to implement a rule which erratically applies to the legal obligation of a general nature.

23 A supervisory board member should inform the remaining members of the board of any conflict of interest arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.

NOT ABLE TO ACCEPT

The Company deems this rule to be a good corporate practice. However, it appears that specific supervisory board members, would be affected by this rule. In view of the relations between the management board and the supervisory board, it would not be proper to oblige the management board to disclose any breaches of this rule committed by supervisory board members. Such obligation could result in the management board being in conflict with the supervisory board or the latter's particular members.

24 Information on person, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the supervisory board and for making it available to the public.

NOT ABLE TO ACCEPT

The comments to rule 23 above apply accordingly.

25 Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.

NOT ABLE TO ACCEPT

The Company agrees that in certain cases, management board members must participate in the supervisory board meetings. There are some cases, however, other than those mentioned in the rule, where the participation of management board members in a supervisory board meeting would not be beneficial.

26 A supervisory board member should enable the management board to present publicly and in an appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.

NOT ABLE TO ACCEPT

The Company agrees that this rule is a good corporate practice. However, it seems that in its present wording, this rule may lead to certain ambiguities in interpretation. In particular, the last part thereof is not sufficiently concise. The Management Board does not wish to expose the Company to a risk of non-compliance with this rule. Moreover, pursuant to the guidelines of the Warsaw Stock Exchange (Gie(3)da Papierow Wartooeciowych S.A.) the rule cannot be adopted only in part, which is why the Company resolves to reject this rule in its entirety.

27 Remuneration of members of the supervisory board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of member of the management board. The aggregate remuneration of all members of the supervisory board should be disclosed in the annual report.

NOT ABLE TO ACCEPT

The Company elects not to implement this rule. Its provisions may be diversely construed, which exposes the Company to the risk of claims being raised against the Company concerning its non-compliance with this rule. Furthermore, the remuneration due to supervisory board members is determined by the general meeting and the Company is not in a position to guarantee that the shareholders abide by this rule in its present wording at all times.

28 The supervisory board should operate in accordance with its by-laws which should be available to the public.

ACCEPTS

29 The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.

NOT ABLE TO ACCEPT

The duties of the supervisory board, as stipulated in the CCC, involve exercising continuous supervision of the company, which is why the agenda of a supervisory board meeting is hardly an issue. Supervisory board members do not have to be in constant touch with each other for the purposes of taking action in all matters that require an action on their part. However, it is important that all supervisory board member are involved in the decision-making process. Furthermore, the notion of "protecting the company against damage" is subjective, which might lead to extensively broad interpretation of this rule.

30 A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.

NOT ABLE TO ACCEPT

The Company deems it a good practice for the supervisory board member delegated by a group of shareholders to permanently exercise supervision to submit detailed reports to the supervisory board. However, in view of the circumstances which typically accompany the election of the supervisory board, which is effected by group voting, it seems to be an unnecessary burden for the Company to expose itself to the risk that such delegated supervisory board member might fail to abide by this rule.

31 A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.

ACCEPTS


                     GOOD PRACTICES FOR THE MANAGEMENT BOARD
                     ---------------------------------------

32 Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.

NOT ABLE TO ACCEPT

The Company deems it a good corporate practice and intends to abide by the directives regarding the management board's objectives and duties. However, it seems that in its present wording, this rule contains provisions which may be diversely construed. Therefore, if the rule is adopted, the Company may be exposed to the risk of unjustified claims that this rule has been breached. The above-mentioned comments apply accordingly to rules 33 to 37.

33 While making decisions on corporate issues, members of management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long-term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.

NOT ABLE TO ACCEPT

The comments to rule 32 above apply accordingly. In particular, it seems that the interpretational problems that may arise with respect to notions such as justified economic risk" or the,interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company", as well as issues connected with the interaction of those two notions might expose the Company to unjustified claims that this rule has been breached.

34 In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length.

NOT ABLE TO ACCEPT

The comments to rule 32 above apply accordingly. In particular, it seems that the interpretational problems that may arise with respect to notions such as,at arms' length" or the ,,persons whose interests have impact on the interest of the company", as well as issues connected with the interaction of those two notions might expose the Company to unjustified claims that this rule has been breached.

35 A management board member should display full loyalty towards the company and avoid actions, which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.

NOT ABLE TO ACCEPT

The comments to rule 32 above apply accordingly.

36 A management board member should treat shares in the company and in its dominant companies and subsidiaries as long-term investment.

NOT ABLE TO ACCEPT

The comments to rule 32 above apply accordingly. In particular, it seems that the interpretational problems that may arise with respect to notions such as a long-term investment" might expose the Company to unjustified claims that this rule has been breached.

37 Management board member should inform the supervisory board of each conflict of interest in connection with the performed function or of the risk such conflict.

NOT ABLE TO ACCEPT

The comments to rule 32 above apply accordingly. In particular, it seems that the interpretational problems that may arise with respect to notions such as a the risk of a conflict of interests" might expose the Company to unjustified claims that this rule has been breached.

38 The remuneration of management board members should be set based on transparent procedures and principles, talking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprises, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.

NOT ABLE TO ACCEPT

This rule contains certain imprecise notions which could lead to interpretational problems. This might expose the Company to unjustified claims that this rule has been breached. Therefore, the Company resolves to reject this rule in its entirety.

39 The aggregate remuneration of all members of the management board should be disclosed and itemized in the annual report. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.

NOT ABLE TO ACCEPT

The aggregate remuneration of the Company's management board members is included in the Company's financial statements. The Company does not believe it beneficial to make available information regarding the reasons for any differences in the amount of the remuneration of particular management board members. In view of the fact that pursuant to the guidelines of the Warsaw Stock Exchange (Gie(3)da Papierow Wartooeciowych S.A.) the rule cannot be adopted only in part, the Company resolves to reject this rule.

40 The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws, which should be open and generally available.

NOT ABLE TO ACCEPT

The CCC provides that the Company's affairs are managed by the management board acting as a collegiate body. A formal division of duties may be conducted optionally. No such division exists in the Company, and the management board believes that such division would not improve the management of the Company's affairs.


          GOOD PRACTICES WITH RESPECT TO THE COMPANY' S RELATIONS WITH
          ------------------------------------------------------------
                            THIRD-PARTY INSTITUTIONS
                            ------------------------

41 The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.

NOT ABLE TO ACCEPT

The Company deems this rule to be a good corporate practice. However, it seems that it is up to the expert auditor to assess whether or not his or her relations with the Company or the manner of his or her selection affect the impartiality of the performance of his or her tasks.

42 In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.

NOT ABLE TO ACCEPT

The comments to rule 41 above apply accordingly.

43 The expert auditor should be selected by the supervisory board or general meeting of the company, upon receiving recommendations from the supervisory board.

ACCEPTS

44 An auditor auditing accounts of a company or its subsidiaries cannot act as a special purpose auditor for the same company.

NOT ABLE TO ACCEPT

The Company deems this rule to be a good corporate practice. However, it seems that it is up to the shareholders present at a general meeting to select the special-purpose auditor. The Company is not in a position to guarantee that the shareholders will at all times abide by this rule.

45 A company should acquire its own shares in such a way that no group of shareholders be privileged.

ACCEPTS

46 The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and its website.

ACCEPTS

47 The company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.

NOT ABLE TO ACCEPT

It is the Company's priority to maintain constant and appropriate relations with media representatives, as evidenced by the Company's practice to date. It seems, however, that granting media representatives unconditional rights to demand information regarding the Company's current operations may in some cases lead to abuse. In view of the fact that pursuant to the guidelines of the Warsaw Stock Exchange (Gie(3)da Papierow Wartooeciowych S.A.) the rule cannot be adopted only in part, the Company resolves to reject this rule in its entirety.

48 In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.

ACCEPTS

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Date:  June 30, 2003



                                  NETIA HOLDINGS S.A.

                                  By: /S/  WOJCIECH MADALSKI
                                      ---------------------------------------
                                  Name: Wojciech Madalski
                                  Title:   President of the Company




                                  By: /S/  ZBIGNIEW LAPINSKI
                                      ---------------------------------------
                                  Name: Zbigniew Lapinski
                                  Title:  Chief Financial Officer